

April 13, 2012

Via E-Mail
Ms. Maria Bouvette
Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223

> **Re:** **Porter Bancorp. Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 6, 2012**
> **File No. 001-33033**

Dear Ms. Bouvette:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Increase in Authorized Shares, page 32

General

1.   We note your statement that the shares of voting and non-voting common stock to be authorized by the amendment will be available for general corporate purposes. Please amend your proxy statement to explain what you mean by "general corporate purposes."

Reasons for the Amendment, page 32

2.   Please revise your filing to indicate whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you have no such plans, proposals,

or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Amendment of Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, page 33

3.   We note your statement that the proposed amendment to the plan would provide that each non−employee director of Porter Bancorp would be awarded restricted shares having a fair market value of $25,000 annually and each non−employee director of PBI Bank would be awarded restricted shares having a fair market value of $5,000 annually. Revise your proxy to indicate the number of shares, not just the dollar amount, which would be awarded pursuant to the proposed amendment. Refer to Item 10 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel